Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2010	2009		2008	2007	2006

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(34,943)	$1,270		$(9,109)	$(110)	$(42,168)
Distributed income of equity investees	657	1,557		7,639	6,900	2,150
Amortization of capitalized interest	3,527	3,166		2,801	2,170	1,508
Fixed charges — per below	148,500	152,126		170,589	185,308	182,012
Less:
Capitalized interest	(10,385)	(8,893)		(16,746)	(17,885)	(9,537)
Preferred Distributions of consolidated subsidiaries		—		—	—	—

Earnings before fixed charges	$107,356	$149,226		$155,174	$176,383	$133,965

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$136,410	$141,604		$152,096	$165,647	$171,164
Capitalized interest	10,385	8,893		16,746	17,885	9,537
Ground leases and other	1,705	1,629		1,747	1,776	1,311
Distributions to preferred unitholders in Operating Partnership	—	—		—	—	—

Total Fixed Charges	148,500	152,126		170,589	185,308	182,012

Income allocated to preferred shareholders	7,992	7,992		7,992	7,992	7,992

Total Preferred Distributions	7,992	7,992		7,992	7,992	7,992

Total combined fixed charges and preferred distributions	$156,492	$160,118		$178,581	$193,300	$190,004

Ratio of earnings to combined fixed charges and preferred distributions	(b )	(b	)	(b )	(b )	(b )

(a)	Amounts for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $49,136 for the year ended December 31, 2010, $10,892 for the year ended December 31, 2009, $23,407 for the year ended December 31, 2008, $16,917 for the year ended December 31, 2007 and $56,039 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.